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                                                                  EXHIBIT 15


                                                                    NEWS RELEASE
FOR IMMEDIATE RELEASE:
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                   TIE/COMMUNICATIONS, INC. AND AN AFFILIATE
                        OF SP INVESTMENTS INC. TO MERGE


     Overland Park, Kansas and Seattle, Washington, September 6, 1995 -- TIE/communications, Inc. (AMEX: TIE) ("TIE") and TIE Acquisition Co., a newly formed entity and affiliate of SP Investments Inc., announced today that they have entered into an agreement and plan of merger providing for the acquisition of all of the issued and outstanding shares of common stock, par value $.10 per share, of TIE at a price of $8.60 per share in cash.

     The acquisition will be effected by a cash tender offer for all of TIE's common stock, to be followed by a second-step merger at the same per share price as is paid in the tender. The tender offer will be commenced early next week.

     The offer will be conditioned on, among other things, not less than seventy-five percent of TIE's common stock being validly tendered and not withdrawn, the receipt by TIE Acquisition of the proceeds of certain committed financing and the expiration or earlier termination of required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. TIE Acquisition has entered into an agreement with certain stockholders of TIE who collectively own approximately seventy-five percent of TIE's common stock to tender such shares in the offer.

     TIE's Board of Directors determined that the offer and merger, taken together, is fair to and in the best interests of the stockholders of the company and recommended the acceptance of the offer and, if required, the approval and adoption of the merger agreement by the stockholders of the company.

     TIE and its subsidiaries are engaged in the sale, installation and servicing of telecommunications products, services and software in the United States and Canada.

     SP Investments Inc. is a privately held investment management company which through its subsidiaries and affiliates is engaged in a number of diverse businesses including, real estate services to the affordable multifamily housing industry, real estate brokerage, affordable multifamily housing finance, telecommunications services and oil and gas exploration and development.
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     The Robinson-Humphrey Company, Inc. will act as dealer manager for the offer.

CONTACTS:

     TIE/communications, Inc.                     TIE Acquisition Co.

     George N. Benjamin, III                      Charles B. McNamee

     (913) 344-0404                               (206) 628-8014

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